Broadwater park Denham Buckinghamshire UB9 5HR United Kingdom

November 9, 2012	Switchboard +44 (0) 1895 512 000 General fax +44 (0) 1895 512 101 www.ihg.com

VIA EDGAR
United States Securities and Exchnage Commission
Division of Corporation Finance
100 F Street, N.E.
Washington , D.C. 20549
Attn: Cecilia D. Blye

Re:	InterContinental Hotels Group Plc Form 20-F for the Fiscal Year Ended December 31, 2011 Filed on March 29, 2012 File No. 1-10409

This letter relates to the comment letter from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated November 6, 2012 (the “Comment Letter”) regarding the above-referenced filing on Form 20-F of InterContinental Hotels Group PLC (the “Company”).

The Company is working expeditiously to respond to the Comment Letter and has commenced work on a letter responding to the Staff’s comments in consultation with the Company’s advisors.

In order to address fully all of the points raised in the Comment Letter,  the Company believes that it will require additional time to consider and respond to the Staff’s comments. Accordingly, the Company respectfully requests an extension of time to respond to the Comment Letter beyond the ten business days specified in the Comment Letter. The Company anticipates submitting to the Staff a response to the Comment Letter on or before November 30, 2012.

We are grateful for the Staff’s assistance in this matter. Please do not hesitate to contact me with any further comments or questions.

Yours sincerely,

Nicolette Henfrey
Deputy Company Secretary & Head of Corporate Legal